

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 17, 2025

Reuven Spiegel
Chief Financial Officer
Delek Logistics Partners, LP
310 Seven Springs Way, Suite 500
Brentwood, Tennessee 37027

   Re: Delek Logistics Partners, LP
    Registration Statement on Form S-3
    Filed January 10, 2025
    File No. 333-284220

Dear Reuven Spiegel:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Timothy S. Levenberg at 202-551-3707 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Energy & Transportation

cc: Stephen C. Hinton, Esq., of Bradley Arant Boult Cummings LLP